UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA ADDS ALMOST 1 MILLION NET NEW

CUSTOMERS AND REPORTS FIRST QUARTER RESULTS

•	980,000 net new customers added in the first quarter of 2007

•	Postpay churn 1.9% in the first quarter, down from 2.1% in the first quarter of 2006

•	ARPU of $52, up from $51 in the first quarter of 2006

•	Over 26 million customers at the end of the quarter

•	For the fifth reporting period in a row, T-Mobile USA achieved the highest ranking in the J.D. Power and Associates Wireless Regional Customer Satisfaction Index

•	$1.22 billion in Operating Income Before Depreciation and Amortization (OIBDA) in the first quarter of 2007, up 11% from the first quarter of 2006

Bellevue, May 10th, 2007 — T-Mobile USA, Inc (T-Mobile USA) today reported first quarter 2007 results. At the end of the quarter, the company had more than 26 million customers, adding over 980,000 net new customers during the quarter, of which 726,000 were postpay. T-Mobile USA also reported ARPU of $52 in the quarter, OIBDA of $1.22 billion, up 11% over the first quarter of 2006, and a reduction in postpay churn to 1.9%.

“myFavessm is the most successful offering we’ve had in the history of T-Mobile and it is changing the nature of our business,” said Robert Dotson, Chief Executive Officer and President of T-Mobile USA, Inc. “We continue to add high quality customers to our ranks and myFaves is a key reason why. In the quarter we added almost one million new customers, of

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

which almost three quarters were again additions to our strong postpay customer base. In the quarter, we also captured our fifth consecutive J.D. Power and Associates award for Overall Customer Satisfaction. This type of honor underscores the consistent strength of everything from the quality of our calls to the responsiveness of our employees to solving our customers’ communication needs. We know this kind of recognition is simply an indicator that we are on the right path. Our quest to provide the best service experience in America remains a goal for which we will forever strive.”

“T-Mobile USA is once again front and center as the leading growth driver for Deutsche Telekom,” said René Obermann, Chief Executive Officer, Deutsche Telekom. “The U.S. business continues to demonstrate how a committed service culture can play a foundational role in driving our business ever forward.”

Customers

•	In the first quarter of 2007, T-Mobile USA added 980,000 net new customers, up from 901,000 in the fourth quarter of 2006 and comparable with the 1.04 million in the first quarter of 2006.

•	Postpay customer net additions made up 74% of first quarter customer growth, up from 70% in the first quarter of 2006, and down from 87% in the fourth quarter of 2006.

•	Postpay customers comprised 84% of T-Mobile USA’s total customer base at March 31, 2007.

Churn

•	Postpay churn declined to 1.9% in the first quarter of 2007 from 2.1% in both the first and fourth quarters of 2006.

•	Blended churn, including both postpay and prepaid customers, was 2.6% in the first quarter of 2007, down from 2.9% in the fourth quarter of 2006 and 2.7% in the first quarter of 2006.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

OIBDA and Net Income

•	T-Mobile USA reported OIBDA of $1.22 billion in the first quarter of 2007, up from $1.17 billion in the fourth quarter of 2006 and $1.10 billion in the first quarter of 2006.

•	Net income for the first quarter of 2007 was $315 million, up from $179 million in the fourth quarter of 2006 and $241 million in the first quarter of 2006.

Revenue

•

Service revenues, consisting of postpay, prepaid, roaming and other service revenues, rose to $3.99 billion in the first quarter of 2007, up from $3.81 billion in the fourth quarter of 2006 and $3.39 billion in the first quarter of 2006.

•	The increase is primarily due to growth in the number of customers, supported by strong ARPU (“Average Revenue Per User” as defined in note 1 to the Selected Data, below).

•	Other revenues were $88 million in the first quarter of 2007, down from $122 million in the fourth quarter of 2006 and $198 million in the first quarter of 2006.

•	The ongoing migration of Cingular’s customers to its own network following the dissolution of our network sharing venture in early 2005 continues to reduce other revenues.

•	In the quarter, WiFi revenues were reclassified to postpay revenues and roaming and other service revenues. See note 8 to the Selected Data below for further explanation.

•

Total revenues, including service, equipment, and other revenues were $4.55 billion in the first quarter of 2007, up from $4.52 billion in the fourth quarter of 2006 and $4.04 billion in the first quarter of 2006.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

ARPU

•	Blended ARPU was $52 in the first quarter of 2007, the same as the fourth quarter of 2006 and up from $51 in the first quarter of 2006.

•	Postpay ARPU was $56 in the first quarter of 2007, unchanged from the fourth quarter of 2006 and up from $54 in the first quarter of 2006.

•

Data services revenues (see notes 1 and 8 below) continued to grow, reaching a total of $570 million in the first quarter of 2007, representing 14.3% of blended ARPU, or $7.50 per customer, compared to 12.5%, or $6.50 in the fourth quarter of 2006, and 10.1%, or $5.10 in first quarter of 2006.

•

In the first quarter of 2007, WiFi revenues were included in service revenues (see note 8 to the Selected Data, below for further explanation). Of the $1 increase in data ARPU compared to the fourth quarter of 2006, $0.60 was as a result of this change.

•

Strong growth in messaging continued to contribute to the increase in data ARPU. The total number of SMS and MMS messages increased to almost 16 billion in the first quarter of 2007, compared to almost 13 billion in the fourth quarter of 2006 and 7 billion in the first quarter of 2006.

•	The strong uptake of consumer converged devices continued in the quarter, such as the BlackBerry Pearl, Sidekick 3, and T-Mobile Dash.

CPGA and CCPU

•

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in note 3 to the Selected Data, below) was $310 in the first quarter of 2007, up from $300 in the fourth quarter of 2006 and $280 in the first quarter of 2006.

•	The higher CPGA compared to the first quarter of 2006 is due to an increase in subsidy loss related to customer acquisition (see note 3 to the Selected Data, below).

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

•

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in note 2 to the Selected Data, below), was $25 per customer per month in the first quarter of 2007, in line with the fourth quarter of 2006 and down from $26 in the first quarter of 2006.

•	The fall in CCPU compared to the first quarter of 2006 was driven by lower subsidy loss unrelated to customer acquisition (see note 2 to the Selected Data, below).

Capital Expenditures

•

Ongoing operational capital expenditures (purchases of property and equipment) were $622 million in the first quarter of 2007, compared with $675 million in the fourth quarter of 2006 and $770 million in the first quarter of 2006.

•	The reduction in cash capital expenditures compared to the fourth and first quarters of 2006 was due to fewer cell sites being built and cash payment timing differences.

•

T-Mobile USA continued its commitment to invest in network coverage and quality in the first quarter of 2007, adding approximately 600 new cell sites, bringing the total number of cell sites to almost 36,700.

Other Highlights

•

For the fifth consecutive reporting period, according to the J.D. Power and Associates Wireless Regional Customer Satisfaction Index for the first period in 2007, T-Mobile USA was the only carrier to rank highest in overall customer satisfaction in all six regions.

•	Earlier in the first quarter of 2007, J.D. Power and Associates announced that T-Mobile also ranked highest in Wireless Customer Care for the fifth reporting period in a row.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA is the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of other US wireless carriers all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). The impact of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” is not recognized in these financial statements, but will be recognized as of the second quarter of 2007 consistent with the implementation of the Interpretation by Deutsche Telekom. T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q1 07	YE 06	Q4 06	Q3 06	Q2 06	Q1 06
Covered population[7]	280,000	277,000	277,000	276,000	275,000	269,000
Customers, end of period	26,020	25,041	25,041	24,139	23,338	22,725
Thereof postpay customers	21,937	21,211	21,211	20,428	19,656	19,149
Thereof prepaid customers	4,083	3,829	3,829	3,711	3,682	3,576
Net customer additions	980	3,351	901	802	613	1,035

Minutes of use/post pay customer/month	1,090	1,030	1,020	1,050	1,040	1,010
Postpay churn	1.9%	2.2%	2.1%	2.3%	2.2%	2.1%
Blended churn	2.6%	2.9%	2.9%	3.0%	2.9%	2.7%

($ / month)
ARPU (blended) [1,8]	52	52	52	52	52	51
ARPU (postpay)	56	55	56	56	55	54
ARPU (prepaid)	19	22	21	22	22	22
Cost of serving (CCPU)[2]	25	25	25	25	25	26
Cost per gross add (CPGA)[3]	310	300	300	300	320	280

($ million)
Total revenues	4,546	17,138	4,523	4,367	4,209	4,039
Service revenues[1]	3,994	14,511	3,813	3,723	3,586	3,389
OIBDA[4]	1,225	4,712	1,172	1,227	1,210	1,103
OIBDA margin[5]	30%	31%	30%	32%	32%	31%
Capital expenditures[6]	622	2,608	675	569	593	770

Cell sites on-air	36,700	36,100	36,100	35,300	34,500	33,600

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Service revenues include postpay, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues is a component of service revenues. Per the consolidated financial statements below, among other items other revenues include co-location rental income and wholesale revenues from the usage of our network in California, Nevada, and New York by Cingular customers, and are therefore not included in ARPU.

2	The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

3	Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4	OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

5	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 4 above) divided by total revenues less equipment sales.

6	Capital expenditures include amounts paid by T-Mobile USA for purchases of property, plant and equipment.

7	The covered population statistic represents T-Mobile USA’s GSM / GPRS 1900 voice and data network coverage, combined with roaming and other agreements.

8	Data ARPU is defined as total data revenues from postpay customers, prepaid customers, and other data revenues, divided by average postpay customers and prepaid customers during the period. WiFi revenues have historically been reported in other (non-service) revenues. Beginning in the first quarter of 2007, WiFi revenues are now shown as a component of service revenues. As a result of this change, data ARPU increased approximately $0.60 in the first quarter of 2007. If this change was applied retrospectively it would have had similar impacts on data ARPU and data revenue in each of the four quarters of 2006. Since the impacts of this change on postpay ARPU, blended ARPU, and service revenues are immaterial, these metrics have not been retroactively adjusted in prior periods.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	March 31, 2007	December 31, 2006
ASSETS

Current assets:
Cash and cash equivalents	$52	$78
Accounts receivable, net of allowances of $191 and $203, respectively	2,329	2,448
Accounts receivable from affiliates	379	136
Inventory	601	612
Current portion of net deferred tax assets	668	598
Licenses held for exchange	20	1,145
Other current assets	454	446

Total current assets	4,503	5,463
Property and equipment, net of accumulated depreciation of
$7,664 and $7,058, respectively	10,748	10,932
Goodwill	10,701	10,701
Spectrum licenses	14,546	14,516
Other intangible assets, net of accumulated amortization of $435 and $421, respectively	87	102
Other assets	181	181

	$40,766	$41,895

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$2,666	$2,955
Current payables to affiliates	890	1,183
Liability for license exchange	—	1,145
Deferred revenue	377	365

Total current liabilities	3,933	5,648

Long-term payables to affiliates	7,769	7,773
Deferred tax liabilities	741	491
Other long-term liabilities	778	756

Total long-term liabilities	9,288	9,020

Minority interest in equity of consolidated subsidiaries	85	84

Commitments and contingencies

Stockholder’s equity:
Common stock	44,464	44,462
Accumulated deficit	(17,004)	(17,319)

Total stockholder’s equity	27,460	27,143

	$40,766	$41,895

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended March 31, 2007	Quarter Ended December 31, 2006	Quarter Ended March 31, 2006
Revenues:
Postpay	$3,617	$3,470	$3,038
Prepaid	229	235	229
Roaming and other service	147	108	122
Equipment sales	465	588	452
Other	88	122	198

Total revenues	4,546	4,523	4,039

Operating expenses:
Network	1,007	954	849
Cost of equipment sales	761	881	737
General and administrative	758	697	661
Customer acquisition	795	819	689
Depreciation and amortization	626	623	594

Total operating expenses	3,947	3,974	3,530

Operating income	599	549	509
Other expense, net	(113)	(142)	(102)

Income before income taxes	486	407	407
Income tax expense	(171)	(228)	(166)

Net income	$315	$179	$241

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended March 31, 2007	Quarter Ended March 31, 2006
Operating activities:
Net income	$315	$241
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	626	594
Income tax expense	171	166
Other, net	7	35
Changes in operating assets and liabilities:
Accounts receivable	(118)	(356)
Inventory	10	(53)
Other current assets	(25)	18
Accounts payable and accrued liabilities	24	111

Net cash provided by operating activities	1,010	756

Investing activities:
Purchases of property and equipment	(622)	(770)
Other, net	(1)	1

Net cash used in investing activities	(623)	(769)

Financing activities:
Long-term debt repayments to affiliates	(415)	—
Other, net	2	—

Net cash used in financing activities	(413)	—

Change in cash and cash equivalents	(26)	(13)
Cash and cash equivalents, beginning of period	78	57

Cash and cash equivalents, end of period	$52	$44

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q1 2007	YE 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
OIBDA	$1,225	$4,712	$1,172	$1,227	$1,210	$1,103
Depreciation and amortization	(626)	(2,522)	(623)	(654)	(651)	(594)

Operating income	$599	$2,190	$549	$573	$559	$509

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q1 2007	YE 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Customer acquisition costs	$795	$3,020	$819	$775	$737	$689
Plus: Subsidy loss
Equipment sales	(465)	(1,983)	(588)	(497)	(446)	(452)
Cost of equipment sales	761	3,078	881	758	702	737

Total subsidy loss	296	1,095	293	261	256	285

Less: Subsidy loss unrelated to customer acquisition	(177)	(715)	(193)	(160)	(162)	(200)

Subsidy loss related to customer acquisition	119	380	100	101	94	85

Cost of acquiring customers	$914	$3,400	$919	$876	$831	$774

CPGA ($ / new customer added)	$310	$300	$300	$300	$320	$280

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q1 2007	YE 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Network costs	$1,007	$3,621	$954	$940	$878	$849
General and administrative	758	2,707	697	667	682	661

Total network and general and administrative costs	1,765	6,328	1,651	1,607	1,560	1,510
Plus: Subsidy loss unrelated to customer acquisition	177	715	193	160	162	200

Total cost of serving customers	$1,942	$7,043	$1,844	$1,767	$1,722	$1,710

CCPU ($ / customer per month)	$25	$25	$25	$25	$25	$26

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. In addition, T-Mobile USA operates one of the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) networks in the country, available in more than 8,400 convenient public access locations nationwide. Multiple independent research studies continue to rank T-Mobile USA highest in wireless customer satisfaction, wireless call quality and wireless customer care in numerous regions throughout the U.S. For more information, visit the company website at www.t-mobile.com.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

About T-Mobile International:

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom AG’s (NYSE: DT) three strategic business units, T-Mobile International concentrates on the key markets in Europe and the United States.

By the end of the first quarter of 2007, more than 109 million mobile customers were served by the mobile segment of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International, please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Stefan Zuber	Investor Relations Bonn
T-Mobile IntePrnational	Deutsche Telekom
+49 228.936.15502	+49 228.181.88880

Andreas Leigers	Nils Paellmann
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: May 10, 2007